[BARLEY SNYDER, LLC LETTERHEAD]

KIMBERLY J. DECKER

Direct Dial Number: (717) 399-1506

E-mail: Kdecker@barley.com

             April 26, 2013

Via EDGAR

Securities & Exchange Commission

450th Street, N.W.

Washington, D.C. 20549-1004

Attention:  Filing Desk

Re:                          Riverview Financial Corporation and Union Bancorp, Inc. Registration Statement on Form S-4

Ladies & Gentlemen:

On behalf of Riverview Financial Corporation (“Riverview”) and Union Bancorp, Inc. (“Union”), we hereby transmit for filing, pursuant to the Securities Act of 1933, as amended, and Rule 101 of Regulation S-T under the Securities Exchange Act of 1934, as amended, a Registration Statement on Form S-4.  Please transmit a confirmation of the receipt of this transmission.  The filing fee for the Registration Statement had been paid previously by wire transfer pursuant to the requirements of Regulation S-T.

The filed Registration Statement relates to the proposed consolidation of Riverview and Union to create a new Pennsylvania corporation that will be named “Riverview Financial Corporation” and which we refer to herein as “Newco”.  Newco does not currently exist, but will be formed upon completion of the consolidation.  On March 7, 2013, Riverview and Union entered into an Agreement and Plan of Consolidation, which was subsequently amended April 24, 2013 (the “Agreement”), under the terms of which:  (i) Riverview and Union will consolidate to create Newco, a new Pennsylvania corporation (the “Consolidation”); (ii) each shareholder of Riverview will receive one share of Newco common stock for each share of Riverview common stock owned immediately prior to completion of the Consolidation; and (iii) each shareholder of Union will receive 1.95 shares of Newco common stock for each share of Union common stock owned immediately prior to completion of the Consolidation.  Riverview options will be converted to Newco stock options.

Subject to the Commission’s review of, and comments on, the enclosed Registration Statement, if any, Riverview and Union wish to mail the proxy statement/prospectus included in the Registration Statement to their respective shareholders within approximately 14 days of

April 26, 2013

receipt of a “no review” determination or clearance of any SEC comments.  Thus, we would appreciate receiving any comments the Commission may have on the enclosed Registration Statement as soon as possible.

Please call the undersigned if you have any questions in connection with this matter.

Very truly yours,

/s/ Kimberly J. Decker